SCHEDULE 14C INFORMATION
Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Information Statement Pursuant to Section 14(c) of
the Securities Exchange Act of 1934

Check the appropriate box:

[ ] Preliminary Information Statement

[ ] Confidential, for Use of the Commission Only
(as permitted by Rule 14c-5(d)(2))

[X] Definitive Information Statement

ENERGY VISIONS INC.

(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

(1) Title of each class of securities to which transaction applies:
Common Stock @ $0.0001 par value

(2) Aggregate number of securities to which transaction applies:
29,126,160 shares of pre-consolidation common stock and 145,631 shares (subject to
adjustment) of post-consolidation common stock

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act
Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was
determined): N/A

(4) Proposed maximum aggregate value of transaction: N/A

(5) Total fee paid: N/A

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and
identify the filing for which the offsetting fee was paid previously. Identify the previous filing by
registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

ENERGY VISIONS INC.
30 Pollard Street
Richmond Hill, Ontario, L4B 1C3, Canada

NOTICE OF ACTION TO BE TAKEN
WITHOUT A SHAREHOLDER MEETING

September 20, 2004

To the Shareholders of Energy Visions Inc.:

The attached Information Statement is being delivered to you pursuant to Regulation 14C of the
Securities Exchange Act of 1934 (the "Exchange Act").

Further, this Information Statement is circulated to advise the stockholders of action already
approved by written consent of stockholders who collectively hold a majority of the voting power
of our common stock and in accordance with the requirements of Section 14(f) of the Securities
Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14(f) thereunder. Pursuant to
Rule 14c-2 under the Exchange Act, the proposal will not be effective until 20 days after the date
this Information Statement is mailed to the stockholders. Therefore, this Information is being
sent to you for informational purposes only.

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

The action to be effective twenty days after the mailing of this Information Statement is as
follows:

1. The approval of a reverse stock split of the Company's Common Stock whereby each
    two hundred (200) shares of the Company's Common ($0.0001 par value) issued and
    outstanding as of September 20, 2004 are to be converted into one (1) new share of
    the Company's Common Stock with all fractional shares rounded up to the next
    whole share (the "Reverse Stock Split") except that the Reverse Stock Split shall not
    affect the shareholdings of those shareholders holding one (1) or fewer shares; and

2. The Company's name to be changed to Lions Petroleum Inc.

I encourage you to read the Information Statement thoroughly, but you need not take any action
at this time. No vote will take place because all required stockholder approvals have been
obtained.

Thank you for your continued interest in and support of Energy Visions Inc.

Sincerely,

/s/ "D. Wayne Hartford"
D. Wayne Hartford, President
September 20, 2004

ENERGY VISIONS INC.
30 Pollard Street
Richmond Hill, Ontario, L4B 1C3, Canada

INFORMATION STATEMENT
_____

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY
_____

THIS IS NOT A NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS AND NO
STOCKHOLDER MEETING WILL BE HELD TO CONSIDER ANY MATTER
DESCRIBED HEREIN.
_____

This Summary does not contain all the information that is important to you.

On September 20, 2004, the holders of approximately 52.84% of the voting power of the outstanding shares of the Company's Common Stock (par value $0.0001) voted to approve:

1. The reverse split of the Company's Common Stock (par value 0.0001) so that upon effectuation of the split, one (1) New Share of the Company's Common Stock will be issued for each two hundred (200) shares of the Company's Common Stock currently issued and outstanding with each fractional share rounded up to the next whole share (the "Reverse Stock Split") except that the Reverse Stock Split shall not affect the shareholdings of those shareholders holding one (1) or fewer shares of record; and

2. The Company's name to be changed to Lions Petroleum Inc.

Prior to the Reverse Stock Split, the Company had 29,126,160 common shares outstanding. The Company has no intention of becoming a private company and there are no plans to "take the Company private".

To more fully understand these matters affecting Energy Visions Inc., a Delaware corporation (the "Company"), you should carefully read the entire Information Statement, which is first being mailed to stockholders on or about October 6, 2004 and it is accompanied by a Form 10-KSB Annual Report of the Company for the fiscal year ended September 30, 2003 attached hereto and incorporated herein as Annex A.

THE COMPANY HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT AND, IF GIVEN OR MADE, YOU MUST NOT RELY UPON SUCH INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US OR BY ANY OTHER PERSON.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance with the Exchange Act, the Company files reports, proxy statements, and other information with the U.S. Securities and Exchange Commission (the "Commission"). You may inspect and copy of the reports, proxy statements, and other information filed by us with the Commission at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and as well as the Commission's Regional Offices. You may also call the Commission at 1-800-SEC-0330 for more information about the public reference room, how to obtain copies of documents by mail or how to access documents electronically on the Commission's Web Site at (http://www.sec.gov).

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Statement. Reference is made to, and this Summary is qualified in its entirety by the more detailed information contained in this Information Statement and the attached annexes. Unless otherwise defined, capitalized terms used in this Summary have the meanings ascribed to them elsewhere in this Information Statement. You are urged to read this Information Statement and the Annexes in their entirety.

THE STOCKHOLDER CONSENT	STOCKHOLDER VOTES WILL NOT BE SOLICITED. The General Corporation Law of Delaware allows the Company to take the following actions as authorized by a resolution adopted by the holders of the majority of our outstanding stock entitled to vote thereon. A consent signed by a majority of the Company's shareholders on September 20, 2004 were as follows: approve the reverse stock split of the Company's Common Stock (par value $0.0001) so that upon effectuation of the split, one (1) New Share (of the Company's Common Stock) will be issued for each two hundred (200) shares of the Company's Common Stock then currently issued and outstanding with each fractional share rounded up to the next whole share (the "Reverse Stock Split") except that the Reverse Stock Split shall not affect the share holdings of those shareholders holding of record one (1) or fewer shares; and that the Company's name be changed to Lions Petroleum Inc. The above resolutions were duly adopted by the holders of the majority of our outstanding stock entitled to vote thereon, namely, D. Wayne Hartford, Bonita Ann Hartford, Hartford Investments Corporation II, Bonhart Holdings Corporation and Pure Energy Inc., who collectively owned common stock giving them the voting power of 15,389,623 pre-split shares which represented approximately 52.84% of the Company's Common Stock (par value $0.0001). No vote of any other stockholder is necessary and stockholder votes are not being solicited.
THE COMPANY	Energy Visions Inc. (the "Company") is incorporated in the State of Delaware and is in the business of research and developing fuel cells and batteries. The Company has no plans of becoming a private company and there are no plans to "take the Company private".
THE REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK	As of the date of this filing, the Company had 29,126,160 shares of the Company's Common Stock (par value $0.0001) outstanding.

Under the terms of the Reverse Stock Split, the Company will issue |

one (1) new share (the "New Share") of the Company's Common Stock for each two hundred (200) shares (the "Old Shares") of the Company's Common Stock held (the "Reverse Stock Split"). All fractional share amounts resulting from the Reverse Stock Split are to be rounded up to the next whole New Share. The Reverse Split shall not affect the share holdings of those shareholders holding of record one (1) or fewer shares.

The Reverse Stock Split, as approved by a majority of the shareholders of the Company, will likely impact the Company in several respects. First, based on the issued and outstanding common and preferred stock as of September 20, 2004 the number of Common Shares outstanding may be reduced from 29,126,160 to approximately 145,631 (subject to adjustment taking into account shares issued to round up any fractional share amounts and the lack of any impact on shareholders whose holdings, of record, were one (1) or fewer shares). Please note that the post-consolidation numbers may vary depending on the final issued and outstanding shares and the final and determined ratio for consolidation. Since the Company's Certificate of Incorporation authorizes an aggregate of 50,000,000 common shares and 5,000,000 preferred shares and before the Reverse Stock Split 29,126,160 of common shares had been issued, the reduction in the number of issued and outstanding common shares will allow the Company's Board of Directors to issue additional shares of the Company's Common Stock to raise capital, to effect a merger or acquisition of an existing business, and for compensation of employees and consultants. Secondly, the Company believes that if the Company is able to successfully develop or acquire its business, there is some possibility that the trading range for the Company's Common Stock may be at a higher level with fewer shares outstanding.

THE STOCKHOLDER CONSENT

Delaware Corporation Law permits the holders of a majority of the shares of its outstanding voting stock to approve and authorize actions by written consent of a majority of the shares outstanding as if the action were undertaken at a duly constituted meeting of the Company's shareholders. D. Wayne Hartford, Bonita Ann Hartford, Hartford Investments Corporation II , Bonhart Holdings Corporation and Pure Energy Inc. owned common shares giving them the voting power of 15,389,623 pre-split shares of the Company's Common Stock which represented approximately 52.84% of the voting power of the Company's Common Stock (par value $0.0001) and they approved the Reverse Stock Split of the Company's Common Stock on September 20, 2004. Accordingly, no vote of any other stockholder is necessary and stockholder votes are not being solicited.

Security Ownership of Management and Certain Beneficial Owners

The following table lists as of September 20, 2004, the beneficial ownership of the Company's common stock by each person known by the Company to beneficially own more than 5% of the Company's common stock outstanding and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly. Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title Of Class	Name And Address Of Beneficial Owner	Quantity	Percent Of Class
Common Stock	D. Wayne Hartford 30 Pollard Street Richmond Hill, Ontario, L4B 1C3	7,716,623	26.49%
Common Stock	Bonita Ann Hartford 30 Pollard Street Richmond Hill, Ontario, L4B 1C3	1,200,000	4.12%
Common Stock	Hartford Investments Corporation II (Note 1) 30 Pollard Street Richmond Hill, Ontario, L4B 1C3	1,200,000	4.12%
Common Stock	Bonhart Holdings Corporation (Note 2) 30 Pollard Street Richmond Hill, Ontario, L4B 1C3	1,273,000	4.38%
Common Stock	Pure Energy Inc. 35 Pollard Street Richmond Hill, Ontario, L4B 1A8	4,000,000	13.73%
Common Stock	Gordon L. Wiltse 1150-789 West Pender St. Vancouver, BC V6C 1H2	0	0%
Common Stock	Faye Paulson 1150-789 West Pender St. Vancouver, BC V6C 1H2	0	0%
Total		15,389,623	52.84%

(1) Hartford Investments Corporation II is beneficially owned and controlled by D. Wayne Hartford and Bonita Ann Hartford;
(2) Bonhart Holdings Corporation is indirectly 100% owned and controlled by Bonita Ann Hartford.

All of the amounts shown are computed before giving effect to the Reverse Stock Split of the Company's Common and Preferred Stock approved by a majority of the Company's shareholders on September 20 , 2004.

Interest of Certain Persons In or Opposition to Matters to be Acted Upon

The percentage interest of D. Wayne Hartford, Bonita Ann Hartford, Hartford Investments Corporation II , Bonhart Holdings Corporation and Pure Energy Inc. who currently own and control the voting power of approximately 52.84% of the Company's common stock and who, with the officers and directors of the Company, collectively control approximately 52.84% of the Company's Common Stock were not and will not be changed or affected in any way as a result of the Reverse Stock Split.

The Company is not aware of any director who has or will oppose the Reverse Stock Split or any other persons who have expressed, in writing, any opposition to the Reverse Stock Split.

Proposals by Security Holders

The Company's Board of Directors does not know of any matters that are to be presented to the stockholders for their approval and consent pursuant to the written consent of stockholders other than those referred to in this Information Statement.

Delivery of Documents to Security Holders Sharing an Address

One (1) Information Statement will be delivered to multiple stockholders sharing an address unless the Company receives contrary instructions from one or more of the stockholders. Upon receipt of such notice, the Company will undertake to deliver promptly a separate copy of the Information Statement to the stockholder at the shared address to which a single copy of the documents was delivered and provide instructions as to how the stockholder can notify the Company that the stockholder wishes to receive a separate copy of the Information Statement. In the event a stockholder desires to provide such a notice to the Company such notice may be given verbally by telephoning the Company's offices at (905) 764-9457 ext. 237 or by mail to the Company's mailing address at 30 Pollard Street, Richmond Hill, Ontario, L4B 1C3.

By Order of the Board of Directors,

/s/ "D. Wayne Hartford"_____
D. Wayne Hartford, President & Director
September 20, 2004